

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Shea & Company, LLC

We have audited the accompanying statement of financial condition of Shea & Company, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 26, 2016